UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 27, 2020, NANO-X IMAGING LTD (the “Company”) appointed Mr. Jung-ho Park, President and CEO of SK Telecom, to the Company’s board of directors.

Mr. Jung-ho Park has served as the CEO of SK Telecom since March 2017. Mr. Jung-ho Park also serves as the chairman of SK Group Global growth committee and the chairman of the board of directors of SK Hynix Inc. and serves on the board of directors of SK Telecom, Global System for Mobile Communications Association (GSMA), SK China, ADT Caps Co. Ltd, Life & Security Holdings and SK S.E. Asia Pte. Ltd. The appointment is effective immediately and Mr. Park will be a Class III director, holding office until the Company’s annual general meeting of shareholders to be held in 2023. Following the appointment of Mr. Jung-ho Park, the board of directors of the Company will comprise of six directors.

On August 26, 2020, the Company’s board of directors, upon the recommendation and approval of the compensation committee of the board of directors, voted to approve a cash bonus for Mr. Ran Poliakine, our Founder, Chief Executive Officer and Chairman of the Company’s board of directors, in respect of his role in our initial public offering, certain private placement investments and entering into certain commercial agreements. In addition, the Company’s board of directors and the compensation committee of the board of directors voted to approve a cash bonus opportunity for Mr. Poliakine to be payable based upon the achievement of certain future milestones on or prior to December 31, 2020 relating to the Company’s budget and cash flow, the development of the Nanox.ARC and the Nanox.CLOUD and regulatory approval filings.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-1, File No. 333-240209, and the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING, INC.

By:	/s/ Tal Shank
Name:	Tal Shank
Title:	Vice President of Corporate Development

Date: August 27, 2020